Exhibit 12.1

Denny’s Corporation

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended
	December 29, 2004	December 31, 2003	December 25 2002	December 26, 2001	December 27, 2000
		(Restated)(a)	(Restated)(a)	(Restated)(a)	(Restated)(a)
(In thousands, except for ratios)

Income (loss) from continuing operations before income taxes	$(36,873)	$(33,061)	$4,928	$(87,979)	$(81,498)

Add:
Interest expense excluding capitalized interest	66,714	75,803	77,002	78,252	90,311
Amortization of debt expense	4,170	3,738	2,756	1,511	(3,366)

Subtotal	70,884	79,541	79,758	79,763	86,945
Interest factor in rents	14,737	14,835	14,967	15,513	15,774

Total earnings (losses)	48,748	61,315	99,653	7,297	21,221

Fixed charges:
Interest expense excluding capitalized interest	66,714	75,803	77,002	78,252	90,311
Amortization of debt expense	4,170	3,738	2,756	1,511	(3,366)

Subtotal	70,884	79,541	79,758	79,763	86,945
Interest factor in rents	14,737	14,835	14,967	15,513	15,774

Total fixed charges	85,621	94,376	94,725	95,276	102,719

Ratio of earnings to fixed charges(b)	—	—	1.1	—	—

Deficiency in the coverage of fixed charges by earnings before fixed charges	36,873	33,061	—	87,979	81,498

(a)	Fiscal years 2000 through 2003 have been restated from amounts previously reported to reflect certain adjustments relating to our accounting treatment for leasehold improvements as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Restatement of Prior Financial Information” and in Note 2 to our consolidated financial statements for other fiscal year ended December 29, 2004, in each case appearing in the prospectus included in this Registration Statement. Total assets and shareholders’ deficit for fiscal year 2000 reflect a cumulative impact of $0.6 million and $1.9 million, respectively, resulting from the restatement.

(b)	For purposes of these computations, the ratio of earnings to fixed charges has been calculated by dividing pretax earnings by fixed charges. Earnings, as used to compute the ratio, equals the sum of income before income taxes and fixed charges excluding capitalized interest. Fixed charges are the total interest expenses including capitalized interest, amortization of debt expenses and a rental factor that is representative of an interest factor (estimated to be one third) on operating leases.